EXHIBIT (b)

EXECUTION COPY

CREDIT SUISSE FIRST BOSTON Eleven Madison Avenue New York, NY 10010	JEFFERIES & COMPANY, INC. 520 Madison Avenue New York, NY 10022

CONFIDENTIAL

July 23, 2004

CCC Information Services Inc.

World Trade Center Chicago

444 Merchandise Mart

Chicago, Illinois 60654

Attention:	David Harbert
Chief Financial Officer

CCC Information Services Inc.

$207,500,000 Senior Secured Credit Facilities

Engagement Letter

Ladies and Gentlemen:

You have advised Credit Suisse First Boston (together with its affiliates, “CSFB”) and Jefferies & Company, Inc. (“Jefferies” and together with CSFB, “we”, “us” or the “Arrangers”) that you desire to establish the senior secured credit facilities (the “Facilities”) described in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the “Term Sheet”) in an aggregate principal amount of $207,500,000, the proceeds of which would be used, in part, to fund the Self Tender (such term and each other capitalized term used but not defined herein having the meaning assigned to such term in the Term Sheet).

In connection with the foregoing, (i) CSFB is pleased to advise you of its commitment to provide $21,000,000 of the Revolving Facility, and its agreement to use commercially reasonable efforts to arrange for a syndicate of financial institutions or entities (together with CSFB, the “Lenders”) identified by us in consultation with you to provide the balance of the commitments for the Facilities, and (ii) Jefferies is pleased to advise you of its commitment to provide $9,000,000 of the Revolving Facility, in each case upon the terms and subject to the conditions set forth or referred to in this engagement letter (including the Term Sheet and the attachments thereto, the “Engagement Letter”). The commitments of CSFB and Jefferies are several and not joint.

You hereby appoint CSFB to act, and CSFB hereby agrees to act, as sole and exclusive administrative agent, sole bookrunner and sole lead arranger for the Facilities (with primary authority for managing the syndication of the Facilities and with “left placement” in all marketing materials used in connection with the Facilities). You hereby appoint Jefferies to act, and Jefferies hereby agrees to act, as sole and exclusive syndication agent and co-arranger for the

Facilities (with “right placement” in all marketing materials used in connection with the Facilities). Each Arranger, in such capacities, will perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Engagement Letter and the Fee Letter) will be paid to any Lender for its commitment in connection with the Facilities unless you and we shall so agree. You acknowledge and agree that we do not hereby commit to, or assume an obligation to commit to, provide (i) any part of the Term Facility or (ii) that portion of the Revolving Facility in excess of our commitments described above, and you further agree that any such commitment will arise only at such time, if any, as you and we shall execute and deliver definitive commitment letters or, in the alternative, definitive documentation establishing the Facilities.

CSFB intends to commence syndication efforts promptly upon the execution of this Engagement Letter, and you agree actively to assist CSFB in completing a satisfactory syndication. Such assistance shall include (a) your using commercially reasonable efforts to ensure that any syndication efforts benefit materially from your existing lending and investment banking relationships, (b) direct contact between your senior management, representatives and advisors and the proposed Lenders, (c) assistance by you in the preparation of a Confidential Information Memorandum for the Facilities and other marketing materials to be used in connection with the syndication, (d) prior to the launch of the syndication, the obtaining of ratings for the Facilities from each of Standard & Poor’s Ratings Service (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) and (e) the hosting, with CSFB, of one or more meetings of prospective Lenders. You agree, at the request of CSFB, to assist in the preparation of a version of the Confidential Information Memorandum and other marketing materials and presentations to be used in connection with the syndication of the Facilities, consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to you and your subsidiaries or any of your or their respective securities for purposes of United States Federal and state securities laws.

CSFB will manage, in consultation with you, all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSFB in its syndication efforts, you agree promptly to prepare and provide to CSFB all information with respect to CCC Information Services Group Inc. (“Holdings”), the Borrower and their respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request. You hereby represent and covenant that (a) all information other than the Projections (the “Information”) that has been or will be made available to us by you or any of your representatives, taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related Projections are made available to us. You agree that if at any time prior to the closing of the Facilities any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished,

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and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct under those circumstances. In arranging and syndicating the Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

As consideration for our respective commitments hereunder and our agreements to perform the services described herein, you agree to pay to us the fees set forth in this Engagement Letter and in the fee letter dated the date hereof and delivered herewith with respect to the Facilities (the “Fee Letter”).

The commitments of each Arranger hereunder and the agreements of each Arranger to perform the services described herein are subject to (a) the portion of the Facilities not committed for by the Arrangers being committed for by other Lenders, (b) our not having discovered or otherwise become aware of any information not previously disclosed to us that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of the business, assets, liabilities, operations, financial condition, operating results or Projections of the Borrower and its subsidiaries, taken as a whole, (c) there not having occurred any event, change or condition since December 31, 2003 that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on the business, assets, liabilities, operations, financial condition or operating results of the Borrower and its subsidiaries, taken as a whole, (d) the absence of a disruption or adverse change in financial, banking or capital markets generally, or in the market for new issuances of leveraged loans in particular, in each case that, in CSFB’s judgment, could reasonably be expected to materially impair the syndication of the Facilities, (e) CSFB’s satisfaction that, prior to and during the syndication of the Facilities, there shall be no other issues of debt securities or commercial bank or other credit facilities of Holdings, the Borrower or their respective subsidiaries being offered, placed or arranged, (f) the negotiation, execution and delivery of definitive documentation with respect to the Facilities satisfactory to the Arrangers, (g) your compliance with the terms of the Fee Letter, and (h) the other conditions set forth or referred to in the Term Sheet and the other exhibits hereto.

You agree (a) to indemnify and hold harmless each Arranger and its affiliates and their respective officers, directors, employees, agents, advisors, controlling persons, members and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Engagement Letter, the Fee Letter, the Transactions, the Facilities or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto, and to reimburse each such Indemnified Person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from the willful misconduct or gross negligence of such Indemnified Person, and (b) to reimburse us on the Closing Date or upon termination of this Engagement Letter, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including but not limited to expenses of our due diligence investigation, consultants’ fees, syndication expenses, travel expenses and fees,

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disbursements and other charges of one primary counsel for the Arrangers and local and special counsel as necessary), in each case incurred in connection with the Facilities and the preparation of this Engagement Letter, the Fee Letter, any definitive commitment letters, the definitive documentation for the Facilities and any security arrangements in connection therewith. Notwithstanding any other provision of this Engagement Letter, no Indemnified Person shall be liable for any damages arising from the unauthorized use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or for any indirect, special, punitive or consequential damages in connection with its activities related to the Facilities.

You acknowledge that each Arranger and its affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither we nor any of our respective affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Engagement Letter or our other relationships with you in connection with the performance by us of services for other companies, and we will not furnish any such information to other companies. You also acknowledge that neither we nor any of our respective affiliates has any obligation to use in connection with the transactions contemplated by this Engagement Letter, or to furnish to you, confidential information obtained by us from other companies.

This Engagement Letter shall not be assignable by you without the prior written consent of each Arranger (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Persons), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons) and is not intended to create a fiduciary relationship between the parties hereto. Each Arranger may assign its commitment hereunder to any of its affiliates or, with your consent (which shall not be unreasonably withheld or delayed), to any prospective Lender. Any assignment to a prospective Lender shall release such Arranger from the portion of its commitment hereunder so assigned. Any and all obligations of, and services to be provided by, each Arranger hereunder (including, without limitation, its commitment) may be performed and any and all rights of such Arranger hereunder may be exercised by or through any of its affiliates or branches or any combination thereof. This Engagement Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each Arranger and you. This Engagement Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Engagement Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Engagement Letter and the Fee Letter supersede all prior understandings, whether written or oral, between us with respect to the Facilities. THIS ENGAGEMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS ENGAGEMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

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Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the non-exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Engagement Letter or the transactions contemplated hereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Engagement Letter or the transactions contemplated hereby in any New York State or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

This Engagement Letter is delivered to you on the understanding that neither this Engagement Letter nor the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof); provided that you may disclose this Engagement Letter and the contents hereof (but not the Fee Letter or the contents thereof), if required, in filings with the Securities and Exchange Commission.

We agree that we will treat as confidential all confidential information provided to us hereunder by or on behalf of you; provided that nothing herein shall prevent us from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case we each agree, to the extent permitted by law, to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over either of us, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by either of us, (d) to our affiliates and its and their respective employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions (e) to potential Lenders or participants who are advised of the confidential nature of such information, (f) that becomes available to us from a source not known by us to be bound by a confidentiality agreement with or other obligation of secrecy to you or any of your affiliates or (g) is independently developed by us without reliance upon information provided by you or your affiliates. Our obligations under this paragraph shall automatically terminate and be superseded by the confidentiality provisions in the definitive credit documentation relating to the Facilities at such time as such definitive credit documentation is executed and delivered by the parties thereto.

Notwithstanding anything herein to the contrary, any party to this Engagement Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Engagement Letter and the Fee Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Engagement Letter or the Fee Letter and (ii) no party shall disclose any information relating to such tax treatment and tax structure to

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the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Engagement Letter and the Fee Letter is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Engagement Letter or CSFB’s agreement to perform the services described herein; provided that your obligations under this Engagement Letter, other than those relating to confidentiality, to indemnification and to the syndication of the Facilities, shall automatically terminate and be superseded by the definitive documentation relating to the Facilities upon the initial funding thereunder, and you shall be released from all liability in connection therewith at such time.

The Arrangers hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), each Arranger and each Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding the Borrower that will allow such Arranger or such Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to each Arranger and each Lender.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on July 26, 2004. The commitments of the Arrangers hereunder and the agreements of the Arrangers contained herein will expire at such time in the event that the Arrangers have not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Facilities does not occur on or before September 30, 2004, then this Engagement Letter and the commitments and undertakings hereunder shall automatically terminate unless the Arrangers shall, in their discretion, agree to an extension.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

CREDIT SUISSE FIRST BOSTON, acting through its Cayman Islands Branch

By	/S/ THOMAS L. NEWBERRY
Name:
Title:

By	/S/ MARK E. GLEASON
Name:
Title:

JEFFERIES & COMPANY, INC.,

By	/S/ M. BRENT STEVENS
Name:
Title:

Accepted and agreed to as of the date first above written:

CCC INFORMATION SERVICES INC.

By	/S/ GITHESH RAMAMURTHY
Name:
Title:

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CONFIDENTIAL	EXHIBIT A
July 23, 2004

CCC Information Services Inc.

$207,500,000 Senior Secured Credit Facilities

Summary of Principal Terms and Conditions

Borrower:	CCC Information Services Inc., a Delaware corporation (the “Borrower”).

Transactions:

The Borrower’s parent, CCC Information Services Group Inc. (“Holdings”), proposes to make a public tender offer to acquire a portion of its outstanding common stock for an aggregate purchase price not to exceed $210,000,000 (the “Self Tender”).

In connection with the Self Tender, the Borrower will (a) replace and terminate (the “Refinancing”) the Second Amended and Restated Credit Facility Agreement (under which there are currently no amounts outstanding), dated as of November 30, 2001, by and among the Borrower, the lenders from time to time party thereto and LaSalle Bank National Association, as administrative agent (the “Existing Credit Facility”), and all agreements governing the Existing Credit Facility, (b) obtain the senior secured credit facilities described below under the caption “Facilities”, (c) distribute the net proceeds from the Term Facility (as defined below) received on the Closing Date to Holdings for the purpose of effectuating the Self Tender and (d) pay fees and expenses incurred in connection with the foregoing in an aggregate amount not to exceed $5,000,000 (the “Transaction Costs”). The Self Tender and the other transactions described in this paragraph are collectively referred to herein as the “Transactions”.

Sources and Uses:

The approximate sources and uses of the funds necessary to consummate the Transactions are set forth in Exhibit B to the Engagement Letter (the “Engagement Letter”) to which this Term Sheet is attached.

Agent:

Credit Suisse First Boston, acting through one or more of its branches or affiliates (“CSFB”), will act as sole and exclusive administrative agent and collateral agent (collectively, the “Agent”) for a syndicate of financial institutions (together with CSFB, the “Lenders”), and will perform the duties customarily associated with such roles.

Sole Bookrunner and Sole Lead Arranger:	CSFB will act as sole bookrunner and sole lead arranger for the Facilities (the “Lead Arranger”), and will perform the duties customarily associated with such roles.

Syndication Agent and Co-Arranger:

Jefferies & Company, Inc. will act as sole and exclusive syndication agent (in such capacity, the “Syndication Agent”) and co-arranger (in such capacity, the “Co-Arranger”), and will perform the duties customarily associated with such roles.

Documentation Agent:	At the option of the Lead Arranger, a financial institution identified by the Lead Arranger and acceptable to the Borrower (the “Documentation Agent”).

Facilities:	(A) A Senior Secured Term Loan Facility in an aggregate principal amount of $177,500,000 (the “Term Facility”).

(B)   A Senior Secured Revolving Credit Facility in an aggregate principal amount of $30,000,000 (the “Revolving Facility” and, together with the Term Facility, the “Facilities”), of which $15,000,000 will be available in the form of letters of credit.

In connection with the Revolving Facility, CSFB (in such capacity, the “Swingline Lender”) will make available to the Borrower a swingline facility under which the Borrower may make short-term borrowings of $5,000,000. Except for purposes of calculating the Commitment Fee described below, any such swingline borrowings will reduce availability under the Revolving Facility on a dollar-for-dollar basis. Each Lender under the Revolving Facility shall, promptly upon request by the Swingline Lender, fund to the Swingline Lender its pro rata share of any swingline borrowings.

Purpose:

(A)   The proceeds of the Term Facility will be used, on the date of the initial borrowing under the Facilities (the “Closing Date”), together with cash on hand at the Borrower, solely (a) to fund the Self Tender and (b) to pay the Transaction Costs.

(B)   The proceeds of loans under the Revolving Facility will be used by the Borrower solely for working capital and general corporate purposes, including for permitted acquisitions and permitted investments.

(C)   Letters of credit will be available both in the form of documentary letters of credit used to support payment obligations incurred in the ordinary course of business by the Borrower and its subsidiaries and in the form of standby letters of credit used for general corporate purposes.

Availability:	(A) The full amount of the Term Facility must be drawn in a single drawing on the Closing Date. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

(B)   No loans under the Revolving Facility may be made on the Closing Date. Thereafter, loans under the Revolving Facility will be available at any time prior to the final maturity of the Revolving Facility, in minimum principal amounts to be agreed upon. Amounts repaid under the Revolving Facility may be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	The applicable interest rate plus 2.0% per annum.

Letters of Credit:

Letters of credit under the Revolving Facility will be issued by CSFB or another Lender acceptable to the Borrower and the Agent (the “Issuing Bank”). Each letter of credit shall expire not later than the earlier of (a) 12 months after its date of issuance and (b) the fifth business day prior to the final maturity of the Revolving Facility; provided, however, that any letter of credit may provide for renewal thereof for additional periods of up to 12 months (which in no event shall extend beyond the date referred to in clause (b) above).

Drawings under any letter of credit shall be reimbursed by the Borrower on the same business day. To the extent that the Borrower does not reimburse the Issuing Bank on the same business day, the Lenders under the Revolving Facility shall be irrevocably obligated to reimburse the Issuing Bank pro rata based upon their respective Revolving Facility commitments.

The issuance of all letters of credit shall be subject to the customary procedures of the Issuing Bank.

Final Maturity and Amortization:

(A)   Term Facility

The Term Facility will mature on the date that is six years after the Closing Date, and will amortize in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the Term Facility with the balance payable at maturity.

(B) Revolving Facility The Revolving Facility will mature on the date that is five years after the Closing Date.

Guarantees:

All obligations of the Borrower under the Facilities and under any interest rate protection or other hedging arrangements entered into with the Lead Arranger, a Lender or any affiliate of any of the foregoing (“Hedging Arrangements”) will be unconditionally guaranteed (the “Guarantees”) by Holdings and by each existing and subsequently acquired or organized domestic and, to the extent no adverse tax consequences to Holdings or the Borrower would result therefrom, foreign subsidiary of Holdings and the Borrower (the “Subsidiary Guarantors”).

Security:

The Facilities, the Guarantees and any Hedging Arrangements will be secured by substantially all the assets of Holdings, the Borrower and each Subsidiary Guarantor (collectively, the “Collateral”), including but not limited to: (a) a perfected first-priority pledge of all the capital stock of the Borrower, (b) a perfected first-priority pledge of all the capital stock held by Holdings, the Borrower and each Subsidiary Guarantor (which pledge, in the case of any foreign subsidiary, shall be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to Holdings or the Borrower) and (c) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Holdings, the Borrower and each Subsidiary Guarantor (including but not limited to accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property, cash, commercial tort claims, letter of credit rights, intercompany notes and proceeds of the foregoing).

All the above-described pledges, security interests and mortgages shall be created on terms, and pursuant to documentation, reasonably satisfactory to the Lenders, and subject to customary and limited exceptions to be agreed upon, none of the Collateral shall be subject to any other pledges, security interests or mortgages.

Notwithstanding the foregoing, the Collateral shall exclude those assets as to which the Agent shall determine in its reasonable discretion the costs of obtaining or perfecting a security interest in such assets are excessive in relation to the benefit to the Lenders of the security afforded thereby.

Mandatory Prepayments:

Loans under the Term Facility shall be prepaid, without premium or penalty, with (a) 75% of Excess Cash Flow (to be defined) commencing with the fiscal year ending December 31, 2005, reducing to 50% of Excess Cash Flow upon achievement and maintenance of a leverage ratio of less than 3.0 to 1.0, (b) 100% of the net cash proceeds of all asset sales or other dispositions of property by Holdings and its subsidiaries (including insurance and condemnation proceeds) (subject to exceptions and reinvestment provisions to be agreed upon), (c) 100% of the net cash proceeds of issuances of debt obligations of Holdings and its subsidiaries (subject to exceptions to be agreed upon) and (d) 50% of the net cash proceeds of issuances of equity securities of Holdings and its subsidiaries (subject to exceptions to be agreed upon), with reductions to be agreed upon based on achievement and maintenance of leverage ratios to be agreed upon.

The above-described mandatory prepayments shall be applied first, to scheduled amortization payments due under the Term Facility within 12 months of such prepayment, and then pro rata to the remaining scheduled amortization payments under the Term Facility.

Voluntary Prepayments and Reductions in Commitments:	Voluntary reductions of the unutilized portion of commitments under the Facilities and prepayments of borrowings will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period. All voluntary prepayments of the Term Facility will be applied first, to scheduled amortization payments due under the Term Facility within 12 months of such prepayment, and then pro rata to the remaining scheduled amortization payments under the Term Facility.

Representations and Warranties:

Usual for facilities and transactions of this type and others to be reasonably specified by the Agent, including, without limitation, accuracy of financial statements and other information; no material adverse change; absence of litigation; no violation of agreements or instruments; compliance with laws (including ERISA, margin regulations and environmental laws); payment of taxes; ownership of properties; inapplicability of the Investment Company Act and the Public Utility Holding Company Act; solvency; effectiveness of governmental approvals; labor matters; environmental and other regulatory matters; and validity, priority and perfection of security interests in the Collateral.

Conditions Precedent to Initial Borrowing:

Usual for facilities and transactions of this type and those specified below, including, without limitation, delivery of satisfactory legal opinions; first-priority perfected security interests in the Collateral (free and clear of all liens other than customary and limited exceptions to be agreed upon); execution of the Guarantees, which shall be in full force and effect; accuracy of representations and warranties in all material respects; absence of defaults, prepayment events or creation of liens under debt instruments or other agreements; evidence of authority; absence of material adverse change; payment of fees and expenses; and obtaining of satisfactory insurance.

The initial borrowing under the Facilities will also be subject to the conditions precedent set forth in Exhibit C to the Engagement Letter.

Conditions Precedent to all Borrowings:	Delivery of notice, accuracy of representations and warranties in all material respects and absence of defaults.

Affirmative Covenants:

Usual for facilities and transactions of this type and others to be reasonably specified by the Agent (to be applicable to Holdings and its subsidiaries), including, without limitation, maintenance of corporate existence and rights; performance of obligations; delivery of financial statements, other financial information and information required under the Patriot Act; delivery of notices of default, litigation, ERISA events and material adverse change; maintenance of properties in good working order; maintenance of satisfactory insurance; maintenance of a rating of the Facilities by each of S&P and Moody’s; compliance with laws; inspection of books and properties; hedging agreements satisfactory to the Agent; further assurances; and payment of taxes.

Negative Covenants:

Usual for facilities and transactions of this type, subject to exceptions and thresholds to be agreed upon (to be applicable to Holdings and its subsidiaries), including, without limitation, prohibition of dividends on, and redemptions and repurchases of, capital stock (other than the transactions contemplated in this Term Sheet and other exceptions to be agreed upon); limitations on prepayments, redemptions and repurchases of debt (other than loans under the Facilities); limitations on liens and sale-leaseback transactions; limitations on loans and investments; limitations on debt, guarantees and hedging arrangements; limitations on mergers, acquisitions and asset sales; limitations on transactions with affiliates; limitations on changes in business conducted by Holdings and its subsidiaries; limitations on restrictions on ability of subsidiaries to pay dividends or make distributions; limitations on amendments of debt and other material agreements; and limitations on capital expenditures.

Selected Financial Covenants:	Consisting of (a) maximum ratios of Total Debt to EBITDA; and (b) minimum interest coverage ratios (with financial definitions and levels to be agreed upon).

Events of Default:

Usual for facilities and transactions of this type, subject to grace periods and thresholds to be agreed upon, including, without limitation, nonpayment of principal, interest or other amounts; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy; material judgments; ERISA events; actual or asserted invalidity of guarantees or security documents; and Change of Control (to be defined).

Voting:

Amendments and waivers of the definitive credit documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Facilities (with certain amendments and waivers also requiring class votes), except that the consent of each Lender adversely affected thereby shall be required with respect to, among other things, (a) increases in the commitment of such Lender, (b) reductions of principal, interest or fees, (c) extensions of final maturity or scheduled amortization and (d) releases of material guarantors (other than in connection with permitted asset sales) or any substantial portion of the Collateral.

Cost and Yield Protection:	Usual for facilities and transactions of this type.

Assignments and Participations:

The Lenders will be permitted to assign (a) loans under the Term Facility without the consent of the Borrower and (b) loans and commitments under the Revolving Facility with the consent of the Borrower, the Swingline Lender and the Issuing Bank, in each case not to be unreasonably withheld or delayed; provided that such consent of the Borrower shall not be required (i) if such assignment is made to another Lender or an affiliate of a Lender or (ii) after the occurrence and during the continuance of an Event of Default. All assignments will require the consent of the Agent, not to be unreasonably withheld or delayed. Each assignment will be in an amount of an integral multiple of $1,000,000 with respect to the Term Facility and $2,500,000 with respect to the Revolving Facility. Assignments will be by novation and will not be required to be pro rata between the Facilities.

The Lenders will be permitted to sell participations in loans and commitments without restriction. Voting rights of participants shall be limited to matters in respect of (a) increases in commitments, (b) reductions of principal, interest or fees, (c) extensions of final maturity or scheduled amortization and (d) releases of material guarantors (other than in connection with permitted asset sales) or any substantial portion of the Collateral.

Expenses and Indemnification:

The Borrower will indemnify the Lead Arranger, the Co-Arranger, the Agent, the Syndication Agent, the Documentation Agent, the Lenders, their respective affiliates, successors and assigns and the officers, directors, employees, agents, advisors, controlling persons and members of each of the foregoing (each an “Indemnified Person”) and hold them harmless from and against all costs, expenses (including reasonable fees, disbursements and other charges of counsel) and liabilities of such Indemnified Person arising out of or relating to any claim or any litigation or other proceeding (regardless of whether such Indemnified Person is a party thereto) that relates to the Transactions, including the financing contemplated hereby, the Self Tender or any transactions connected therewith, provided that no Indemnified Person will be indemnified for any cost, expense or liability to the extent determined in the final, non-appealable judgment of a court of competent jurisdiction to have resulted primarily from its gross negligence or willful misconduct. In addition, all out-of-pocket expenses (including, without limitation, reasonable fees, disbursements and other charges of counsel) of the Lead Arranger, the Co-Arranger, the Agent, the Syndication Agent, the Documentation Agent and the Lenders for enforcement costs and documentary taxes associated with the Facilities will be paid by the Borrower.

Governing Law and Forum:	New York.

Counsel to Agent and Lead Arranger:	Cravath, Swaine & Moore LLP.

ANNEX I

Interest Rates:

The interest rates under the Facilities will be, at the option of the Borrower, Adjusted LIBOR plus 3.00% or ABR plus 2.00%.

The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of ABR loans based on the Prime Rate) and interest shall be payable at the end of each interest period and, in any event, at least every 3 months.

ABR is the Alternate Base Rate, which is the higher of CSFB’s Prime Rate and the Federal Funds Effective Rate plus ½ of 1.0%.

Adjusted LIBOR will at all times include statutory reserves.

Letter of Credit Fee:

A per annum fee equal to the spread over Adjusted LIBOR under the Revolving Facility will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be distributed to the Lenders participating in the Revolving Facility pro rata in accordance with the amount of each such Lender’s Revolving Facility commitment. In addition, the Borrower shall pay to the Issuing Bank, for its own account, (a) a fronting fee equal to a percentage per annum to be agreed upon of the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter and upon the termination of the Revolving Facility, calculated based upon the actual number of days elapsed over a 360-day year, and (b) customary issuance and administration fees.

Commitment Fees:

0.50% per annum on the undrawn portion of the commitments in respect of the Revolving Facility, payable quarterly in arrears after the Closing Date and upon the termination of the commitments, calculated based on the number of days elapsed in a 360-day year.

Changes in Interest Rate Margins and Commitment Fees:

The definitive credit documentation for the Facilities will contain provisions under which, from and after the date of delivery of the Borrower’s financial statements covering the first full fiscal quarter after the Closing

Date, and so long as no default shall have occurred and be continuing, interest rate margins and commitment fees under the Facilities will be based upon the Borrower’s leverage ratio as set forth in the Pricing Grid below.

Pricing Grid

Leverage Ratio	Revolving Loan Adjusted LIBOR Margin (bps per annum)	Revolving Loan ABR Margin (bps per annum)	Term Loan Adjusted LIBOR Margin (bps per annum)	Term Loan ABR Margin (bps per annum)	Commitment Fee (bps per annum)
Greater than or equal to 3.0 to 1.0	300	200	300	200	50
Greater than or equal to 2.5 to 1.0, but less than 3.0 to 1.0	275	175	300	200	50
Greater than or equal to 2.0 to 1.0, but less than 2.5 to 1.0	250	150	275	175	37.5
Less than 2.0 to 1.0	225	125	275	175	37.5

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EXHIBIT B

Sources and Uses of Funds

(in millions of dollars)

(all figures are approximate)

Sources of Funds
Revolving Facility[1]	$0.0
Term Facility	177.5

Cash on Hand	37.5

Total Sources	$215.0

Uses of Funds
Self Tender	$210.0
Transaction Costs	5.0

Total Uses	$215.0

[1]	Represents amount to be drawn under the $30,000,000 Revolving Facility on the Closing Date.

EXHIBIT C

CCC Information Services Inc.

$207,500,000 Senior Secured Credit Facilities

Summary of Additional Conditions Precedent

The initial borrowing under each of the Facilities shall be subject to the following additional conditions precedent:

1. Definitive documentation with respect to the Facilities satisfactory to the Agent and its counsel shall have been executed and delivered.

2. All amounts due or outstanding under the Existing Credit Facility shall have been paid in full substantially concurrently with the closing under the Facilities, and all agreements governing the Existing Credit Facility and any commitments relating thereto shall have been terminated and all guarantees thereof and security therefor shall have been released and discharged. After giving effect to the Transactions and the other transactions contemplated hereby, Holdings and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans and other extensions of credit under the Facilities and (b) other limited indebtedness to be agreed upon.

3. The Agent shall have received (a) U.S. GAAP audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for the three most recently completed fiscal years and (b) U.S. GAAP unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Borrower for (i) each subsequent fiscal quarter ended 45 days before the Closing Date and (ii) each fiscal month after the most recent fiscal quarter for which financial statements were received by the Agent as described above and ended 30 days before the Closing Date.

4. The Agent shall have received a pro forma consolidated balance sheet and related pro forma consolidated statements of income and cash flows of the Borrower as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period, prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements).

5. The Agent shall be satisfied that the Borrower’s ratio of Total Debt (to be defined) on the Closing Date to consolidated pro forma EBITDA for the four-fiscal quarter period most recently ended prior to the Closing Date (prepared in accordance with Regulation S-X under the Securities Act of 1933, as amended, to give pro forma effect to the Transactions as if they had occurred at the beginning of such four-fiscal quarter period and such other adjustments as are reasonably satisfactory to the Agent) shall be no more than 3.5 to 1.0.

6. The Agent shall have received projections of the Borrower and its subsidiaries for the fiscal years 2004 through 2011 and for the fiscal quarters beginning with the second fiscal quarter of 2004 and through the fourth fiscal quarter of 2005, in form and substance satisfactory to the Agent.

7. The Agent shall have received a certificate from the chief financial officer of the Borrower certifying that the Borrower and its subsidiaries, on a consolidated basis after giving effect to the Transactions, are solvent.

8. All requisite governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent required, all applicable appeal periods shall have expired and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions or the other transactions contemplated hereby.

9. At least five business days prior to the Closing Date, the Agent shall have received all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act.

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